  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	April 12, 2021

Eldorado Gold Announces First Quarter 2021 Preliminary Production Results and Conference Call Details

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce first quarter 2021 preliminary gold production of 111,742 ounces, in-line with the Company’s 2021 annual guidance of between 430,000 and 460,000 ounces of gold. Individual mine gold production is shown in the table below.

Q1 2021 Preliminary Gold Production

Gold Production (oz)	Q1 2021	Full Year 2021 Guidance
Kisladag	46,172	140,000 - 150,000
Lamaque	28,835	140,000 - 150,000
Efemcukuru	23,298	90,000 - 95,000
Olympias	13,437	55,000 - 65,000
Total	111,742	430,000 - 460,000

Canada

First quarter 2021 gold production at Lamaque is on track, with both throughput and grade in-line with the plan to deliver annual guidance. The decline connecting the Sigma mill with the Triangle underground mine is progressing on schedule for year-end completion. In-fill and expansion drilling continued at the recently announced Ormaque maiden gold resource. On April 7, 2021, Eldorado announced the closing of the acquisition of QMX, which has increased the Company’s overall land position around Lamaque by 550%.

Turkey

Strong first quarter production at Kisladag was consistent with 2021 guidance. The mine is expected to benefit from higher solution processing rates resulting from the successful installation of two additional CIC trains in the first quarter. At Efemcukuru, gold production, throughput and average gold grade were also in-line with guidance.

Greece

First quarter gold production at Olympias was consistent with the plan to deliver 2021 guidance. The Company continues to target efficiency and productivity improvements at Olympias to enhance the mine’s long-term production and cost profile. On March 23, 2021 the amended Investment Agreement (the “Agreement”) was published in the Greek Government Gazette, officially becoming law of the Hellenic Republic. The Agreement underscores Eldorado’s commitment to long-term responsible investment in Greece for the mutual benefit of all stakeholders.

Q1 2021 Financial and Operational Results Call Details

Eldorado will release its first quarter 2021 Financial and Operational Results after the market closes on Thursday, April 29, 2021 and will host a conference call on Friday, April 30, 2021 at 11:30am ET (8:30am PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via:
http://services.choruscall.ca/links/eldoradogold20210430.html

Conference Call Details		Replay (available until June 4, 2021)
Date:	April 30, 2021	Vancouver: +1 604 638 9010
Time:	11:30 am ET (8:30 am PT)	Toll Free: 1 800 319 6413
Dial in:	+1 604 638 5340	Access code: 6634
Toll free:	1 800 319 4610

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations
Jeff Wilhoit, Interim Head of Investor Relations
604.376 1548 or 1.888.353.8166
jeff.wilhoit@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.616 2296 or 1.888.363.8166
louise.burgess@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our preliminary first quarter 2021 gold production, the Company’s 2021 annual guidance, including at our individual mine production; construction of the decline connecting Sigma mill with the Triangle underground mine, including the timing of completion; any benefits from higher solution processing rates at Kisladag; any expected improvements at Olympias, including any expected benefits to long-term production and cost profile; our expectation as to our future financial and operating performance, including expectations around generating free cash flow; working capital requirements; debt repayment obligations; use of proceeds from financing activities; expected metallurgical recoveries and improved concentrate grade and quality; gold price outlook and the global concentrate market; risk factors affecting our business; our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines; and schedules and results of litigation and arbitration proceedings. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: our preliminary gold production and our guidance, timing of construction of the decline between Sigma mill and the Triangle underground mine; the benefits of high solution processing rates at Kisladag; benefits of improvements at Olympias; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs, expenses and working capital requirements; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to meet production guidance, inability to complete construction of the decline between Triangle mill and the Triangle underground mine on time, inability to achieve the expected benefits from high solution processing rates at Kisladag or improvements at Olympias, global outbreaks of infectious diseases, including COVID-19; timing and cost of construction, and the associated benefits; recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM and VP Technical Services for the Company, and a "qualified person" under NI 43-101.